Exhibit 99.1

Purple Biotech Reports Third Quarter 2022 Financial Results

Well capitalized with cash runway through 2024

Clinical progress for both programs, CM24 and NT219

REHOVOT, Israel, November 8, 2022 -- (GLOBE NEWSWIRE) Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by harnessing the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced financial results for the third quarter ended September 30, 2022.

“As we prepare for 2023, we are advancing the clinical development of our two lead investigational assets, CM24 and NT219, and exploring additional options to build the Company’s pipeline of first-in-class assets for treatment of cancers with high unmet clinical need,” said Gil Efron, Chief Executive Officer of Purple Biotech. “Purple is well positioned with a cash runway to meet clinical milestones through 2024. In addition to our financial results, we are proud to provide our corporate update focused on enhancing our clinical program.”

Corporate Updates

CM24 Study Design Update

The Company has amended the Phase 2 clinical trial evaluating the use of its monoclonal antibody CM24, a new immune checkpoint inhibitor, in combination with the PD-1 inhibitor Opdivo® (nivolumab) plus chemotherapy for patients with 2L metastatic pancreatic cancer (PDAC). The clinical trial design has been amended to randomize the study comparing CM24+nivolumab+standard-of-care (SoC) chemotherapy against SoC chemotherapy alone. The study is ongoing, and patients are already being treated in a run-in portion of the study, which includes up to 18 patients followed by approximately 60 patients in the randomized part of the study. Interim analysis expected in the second half of 2023 and a topline report on the overall study at the end of 2024.

NT219 Study Progress

In the monotherapy arm of the Phase 1/2 clinical trial for NT219, participants are being treated at the 50mg/kg dose level, which is the last dose to be evaluated for monotherapy. In the combination arm of NT219+cetuximab of the same study, participants are receiving a 24 mg/kg dose of NT219, the penultimate dose being evaluated in this arm. As this trial progresses, we expect to report the recommended Phase 2 dose (RP2D) for monotherapy in the first quarter of 2023, and RP2D for the combination with cetuximab in the second quarter of 2023.

CFO Appointment

The Purple Biotech team welcomed Lior Fhima, CPA, MBA, as Chief Financial Officer of the Company in November. Mr. Fhima brings deep expertise in financial management in the pharmaceutical industry and strong managerial capabilities. We look forward to his contributions in growing Purple Biotech as we advance our first-in-class oncology assets.

“We anticipate that 2023 will be an important year for Purple Biotech, as we plan to report data from our ongoing clinical programs for our two investigational oncology assets. Additionally, we will continue to pursue potential collaborations and commercial opportunities for CM24 and NT219, as well as acquisitions or collaborations related to other first-in-class oncology therapeutics that may be able to address large unmet clinical needs for patients living with devastating cancers,” added Mr. Efron.

Financial Results for the three Months Ended September 30, 2022

Research and Development Expenses were $3.5 million, an increase of $1.9 million, or 118.8%, compared to $1.6 million in the same period of 2021. The increase was mainly due to an increase of $0.5 million in CMC expenses in support of our clinical studies, an increase of $0.8 million for our clinical trials expenses and $0.3 million in payroll and share based payment expenses in support our growing development activities.

Selling, General and Administrative Expenses were $1.6 million, an increase of $0.2 million, or 14.3%, compared to $1.4 million in the same period of 2021. The increase was mainly due to increase of $0.2 million in payroll expenses.

Operating Loss was $5.1 million, an increase of $2.1 million, or 66.67%, compared to $3.0 million in the same period of 2021. The increase was mainly due to the increase in research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $4.4 million, an increase of $1.7 million, compared to $2.7 million in the same period of 2021.

Net Loss for the three months ended September 30, 2022 was $4.8 million, or $0.27 per basic and diluted ADS, compared to a net loss of $3.1 million, or $0.17 per basic and diluted ADS, in the three months ended September 30, 2021. Adjusted net loss for the three months ended September 30, 2022 was $4.1 million, an increase from $2.6 million in the three months ended September 30, 2021.

Financial Results for the Nine Months Ended September 30, 2022

Research and Development Expenses were $11.5 million, an increase of $2.9 million, or 33.7%, compared to $8.6 million in the same period of 2021. The increase was mainly due to an increase of $1.06 million in CMC expenses in support of our clinical studies, an increase of $0.9 million for our clinical trials expenses and $0.7 million in payroll and share based payment expenses in support our growing development activities.

Sales, General and Administrative Expenses were $4.5 million, compared to $4.6 million in the same period of 2021, a decrease of $0.1 million.

Operating Loss from continuing operations was $16 million, an increase of $2.8 million, or 21.2%, compared to $13.2 million in the same period of 2021. The increase was mainly due to the increase in research and development expenses.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $14.4 million, an increase of $3.0 million, compared to $11.4 million in the same period of 2021, mainly due to an increase in R&D expenses.

Net Loss for the first nine months ended September 30, 2022 was $15.7 million, or $0.87 per basic and diluted ADS, compared to a net loss of $13 million, or $0.75 per basic and diluted ADS, in the same period of 2021. The increase in net loss was mainly due to an increase of $2.8 million in operating expenses. Adjusted net loss for nine months ended September 30, 2022 was $14.1 million, an increase from $11.3 million in the nine months ended September 30, 2021.

As of September 30, 2022, the Company had a total amount of $35.7 million in cash, cash equivalent and short and long term deposits.

During the nine months ended September 30, 2022, the Company sold, under the Open Market Sale Agreementsm with Jefferies LLC, approximately 453 thousand ADSs, at an average price of $2.92 per ADS. Net proceeds to the Company, were approximately $1.3 million, net of issuance expenses.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing NT219 as a monotherapy treatment of solid tumors, and in a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:
Anna Army
Account Supervisor, Integrated Communications
LaVoieHealthScience
T: +1-617-351-0246
aarmy@lavoiehealthscience.com

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Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	September 30,	December 31,
	2022	2021
	USD thousand	USD thousand
Assets
Cash and cash equivalents	11,074	10,890
Short term deposits	22,010	36,310
Other current assets	1,222	1,273

Total current assets	34,306	48,473

Non - current assets
Other investments	187	187
Right of use assets	505	619
Fixed assets, net	220	277
Long term deposits	2,641	160
Intangible assets	20,684	20,482

Total non – current assets	24,237	21,725

Total assets	58,543	70,198

Liabilities
Lease liability - short term	193	199
Accounts payable	2,765	1,473
Other payables	2,975	2,578

Total current liabilities	5,933	4,250

Non - current liabilities
Lease liability	357	550
Post-employment benefit liabilities	144	292

Total non-current liabilities	501	842

Equity
Share capital, no par value	-	-
Share premium	125,747	123,951
Receipts on account of warrants	28,018	28,017
Capital reserve for share-based payments	9,803	8,862
Capital reserve from transactions with related parties	761	761
Capital reserves from hedging	(17)	-
Capital reserve from transactions with non- controlling
interest	(859)	(859)
Accumulated loss	(111,562)	(95,905)

Equity attributable to owners of the Company	51,891	64,827
Non-controlling interests	219	279

Total equity	52,110	65,106

Total liabilities and equity	58,543	70,198

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the nine and three months ended September 30, 2022

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Revenues	-	-	-	-

Research and development expenses	11,500	8,582	3,465	1,621
Sales, general and administrative expenses	4,502	4,613	1,616	1,421

Operating loss	16,002	13,195	5,081	3,042

Finance expense	108	143	16	21
Finance income	(393)	(264)	(248)	(68)

Finance expense (income), net	(285)	(121)	(232)	(47)

Loss for the period from continuing operations	15,717	13,074	4,849	2,995

Loss (profit) from discontinued operation	-	288	-	154

Loss for the period	15,717	13,362	4,849	3,149

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Profit (Loss) from cash flow hedges	(17)	-	4	-

Total comprehensive loss for the period	15,734	13,362	4,845	3,149

Loss attributable to:
Owners of the Company	15,657	13,312	4,824	3,137
Non-controlling interests	60	50	25	12

	15,717	13,362	4,849	3,149

Total comprehensive loss attributable to
Owners of the Company	15,674	13,312	4,820	3,137
Non-controlling interests	60	50	25	12

	15,734	13,362	4,845	3,149

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand
Loss per share data
Continuing operations

Basic and diluted loss per ADS - USD	0.87	0.75	0.27	0.17

Number of ADSs used in calculation	17,977,244	17,512,257	18,073,331	17,626,555

Discontinued operation

Basic and diluted loss per ADS - USD	-	0.01	-	0.01
Number of ADSs used in calculation	-	17,512,257	-	17,626,555

*	Restated, see Note 4 discontinued operation in the annual financial statements.

Reconciliation of Adjusted Operating Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand

Operating loss for the period	16,002	13,195	5,081	3,042
Less ESOP expenses	(1,573)	(1,777)	(707)	(392)
	14,429	11,418	4,374	2,650

Reconciliation of Adjusted Net Loss

	For the nine months ended September 30,		For the three months ended September 30,
	2022	2021(*)	2022	2021(*)
	USD thousand	USD thousand	USD thousand	USD thousand

Loss for the period from continuing operation	15,717	13,074	4,849	2,995
Less ESOP expenses	(1,573)	(1,777)	(707)	(392)
	14,144	11,297	4,142	2,603

*	Restated, see Note 4 discontinued operation in the annual financial statements.

Consolidated Unaudited Statements of Cash Flow

	For the nine months ended September 30,
	2022	2021
	USD thousand	USD thousand
Cash flows from operating activities from continuing operation:
Loss for the period from continuing operation	(15,717)	(13,074)
Adjustments:
Depreciation	151	170
Finance income, net	(285)	(121)
Share-based payments	1,573	1,777

	(14,278)	(11,248)

Changes in assets and liabilities:
Changes in other current assets	(124)	(195)
Changes in accounts payables	1,534	674
Changes in other payables	495	(565)
Changes in post-employment benefit liabilities	(148)	-
	1,757	(86)

Net cash used in operating activities from continuing operation	(12,521)	(11,334)

Cash flows from investing activities from continuing operation:
Acquisition of intangible asset	(202)	-
Interest received	324	297
Decrease (Increase) in short term deposits	(2,481)	10,111
Decrease (Increase) in long term deposits	14,300	(1,946)
Acquisition of fixed assets	(26)	(115)

Net cash provided by investing activities from continuing operation	11,915	8,347

Cash flows from financing activities from continuing operation:
Proceeds from exercise of warrants	-	1,200
Proceeds from issuance ADSs	1,312	-
ADS issuance expenses paid	(114)	(1)
Repayment of lease liability	(124)	(112)
Interest paid	(49)	(54)

Net cash provided by financing activities from continuing operation	1,025	1,033

	For the nine months ended September 30,
	2022	2021
	USD thousand	USD thousand
Cash flows in respect of discontinued operation as follows:

Net cash (used in) provided by operating activities	-	(164)
Net cash from investing activities	-	-
Net cash from financing activities	-	-
Net cash provided by (used in) discontinued operation	-	(164)

Net increase (decrease) in cash and cash equivalents	419	(2,118)
Cash and cash equivalents at the beginning of the period	10,890	11,247
Effect of translation adjustments on cash and cash equivalents	(235)	(12)

Cash and cash equivalents at the end of the period	11,074	9,117